Exhibit 1

ADB Systems International Ltd. 302 The East Mall, Suite 300 Toronto, ON M9B 6C7 Tel: 416 640-0400 / Facsimile: 416 640-0412 (TSX: ADY; OTCBB: ADBY)

For Immediate Release

ADB SYSTEMS REPORTS Q3 FINANCIAL RESULTS

Provides guidance and funding update

Toronto, ON – November 12, 2004 – ADB Systems International Ltd. (TSX: ADY; OTCBB: ADBY), a global provider of asset lifecycle management solutions, today announced interim financial and operational results for its third quarter ended September 30, 2004.  All figures are in Canadian dollars.

“Our revenue results, although softer than expected, were impacted by a number of developments that helped position the Company favorably for the long-term,” said Jeff Lymburner, CEO of ADB Systems International Ltd. “These factors, such as the continued investment of resources towards the buildup of our joint venture with GE and uncharacteristic delays with the implementation of our procurement initiative with the NHS, have been corrected, and now provide the basis for significant improvements in revenue and expense performance in the current quarter and beyond.”

ADB reported revenues of $886,000 in the third quarter, a decline of 33 percent when compared to the $1.33 million generated in the second quarter.  In the third quarter of 2003, ADB generated revenues of $1.70 million.  Revenues were comprised of software license sales, service fees for software implementation, application hosting, maintenance, support and training, and transaction fees from on-line activities performed for customers.

ADB recorded a net loss for the period of $1.52 million or $0.02 per share.  This compares to a net loss of $1.42 million in the second quarter and a net loss of $590,000 when compared to the same period of 2003.

ADB also recorded an EBITDA loss for the period of $1 million. This compares to an EBITDA loss of $983,000 in the second quarter and a loss of $65,000 in the same period of 2003.

EBITDA loss is defined as losses before interest, taxes, depreciation, amortization, realized and unrealized gains and losses, goodwill, employee stock option expense, and restructuring charges are calculated.  The Company considers EBITDA loss to be a meaningful performance measure as it provides an approximation of ADB’s operating cash flows.

Funding Update and Outlook

As at September 30, ADB held cash and marketable securities of $258,000.   Since the close of the third quarter, ADB has announced that it has raised $520,000 through the issuance of convertible notes and it expects to raise an additional $1 million to $1.5 million this month in

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new funding through a private placement.

“Despite a short-term decline in revenues in Q3, we managed our expenses effectively, exceeding our expense reduction expectations of $400,000 over Q2 results of this year,” Mr. Lymburner said. “We believe this attention to prudent fiscal management will generate significantly improved results as we expect to grow our revenues by more than 70 percent in the current quarter over Q3 results, and, with the prepayment of annual support and maintenance fees from customers, generate positive cash flow from operations of at least $500,000 in Q1 of 2005. These expected record performance metrics, coupled with our recent funding activities, will allow us to sustain ADB’s long-term growth and success.”

The Company also announced that effective November 15, 2004, it will trade on the OTCBB under the symbol ADBYF.

ADB Systems will hold a conference call at 10:00 am (Eastern Time) on Monday, November 15, 2004 to discuss its financial results and review operational activities.  Followers of ADB are invited to listen to the call live over the Internet on the Investor Relations section of the Company’s website at www.adbsys.com.

About ADB Systems International Ltd.

ADB Systems International delivers asset lifecycle management solutions that help organizations source, manage and sell assets for maximum value.  ADB works with a growing number of customers and partners in a variety of sectors including oil and gas, government, healthcare, manufacturing and financial services.   Current customers include BP, GE Commercial Equipment Financing, Kraft Foods, Halliburton, the National Health Service, permanent TSB, Talisman Energy, and Vesta Insurance.

Through its wholly owned subsidiary, ADB Systems USA Inc., ADB owns a 50 percent interest in GE Asset Manager, a joint business venture with GE.  ADB has offices in Toronto (Canada), Stavanger (Norway), Tampa (U.S.), Dublin (Ireland), and London (U.K.).  The company’s shares trade on both the Toronto Stock Exchange (TSX: ADY) and the OTC Bulletin Board (OTCBB: ADBY).

This news release may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws.  These include, among others, statements about expectations of future revenues, cash flows, and cash requirements.  Forward-looking statements are subject to risks and uncertainties that may cause ADB’s (“the Company”) results to differ materially from expectations.  These risks include the Company’s ability to raise additional funding, develop its business-to-business sales and operations, develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company’s products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company’s Form 20-F filed with the Securities and Exchange Commission.  Accordingly, there is no certainty that the Company’s plans will be achieved.

For more information:

Joe Racanelli

ADB Systems International Ltd.

Tel: (416) 640-0400 ext. 273

email: jracanelli@adbsys.com

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